

Mail Stop 3561

July 27, 2017

<u>Via E-mail</u>
Jeffrey T. Klenda
Chief Executive Officer
Ur-Energy Inc.
10758 West Centennial Road, Suite 200
Littleton, Colorado 80127

      Re: **Ur-Energy Inc.**
               Registration Statement on Form S-3
               Filed July 24, 2017
               File No. 333-219433

Dear Mr. Klenda:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Hillary Daniels at (202) 551-3959 with any questions.

                            Sincerely,

                            /s/ Brigitte Lippmann (for)

                            John Reynolds
                            Assistant Director
                            Office of Beverages, Apparel, and Mining

cc: Brian Boonstra, Esq.
       Davis Graham & Stubbs LLP